================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  ------------

                             UNITED AUTO GROUP, INC.

                                (NAME OF ISSUER)

                   COMMON STOCK (PAR VALUE $ 0.0001 PER SHARE)

                         (TITLE OF CLASS OF SECURITIES)

                                   06414910 7

                                 (CUSIP NUMBER)

                              ---------------------

                               MR. GEORGE E. WHYTE
              SENIOR VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             THE BANK OF NOVA SCOTIA
                               44 KING STREET WEST
                             SCOTIA PLAZA, 8TH FLOOR
                            TORONTO, ONTARIO, CANADA
                                     M5H 1H1
                                 (416) 866-6967

              HOLDING THE SHARES THROUGH ITS NOMINEE, CALDER & CO.

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)

                             -----------------------


                                RICHARD G. MASON
                         WACHTELL, LIPTON, ROSEN & KATZ
                                51 W. 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1252

                                OCTOBER 31, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. []

                       (Continued on the following pages)
                              (Page 1 of 14 pages)










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


------------------------------                   -------------------------------
| CUSIP NO. 06414910 7       |        13D        |       (PAGE 2 OF 14)        |
------------------------------                   -------------------------------

--------------------------------------------------------------------------------
| 1 |  NAME OF REPORTING PERSONS                                               |
|   |  The Bank of Nova Scotia                                                 |
|   |                                                                          |
|   |  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                     |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]  |
|   |                                                                  (b)[ ]  |
|---|--------------------------------------------------------------------------|
| 3 |  SEC USE ONLY                                                            |
|---|--------------------------------------------------------------------------|
| 4 |  SOURCE OF FUNDS                                                         |
|   |  OO                                                                      |
|---|--------------------------------------------------------------------------|
| 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       |
|   |  TO ITEM 2(d) OR  2(e)                                              [ ]  |
|---|--------------------------------------------------------------------------|
| 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|   |  Canada                                                                  |
|------------------------------------------------------------------------------|
|  NUMBER OF SHARES | 7 |SOLE VOTING POWER                                     |
|                   |   |3,993,110                                             |
|                   |---|------------------------------------------------------|
|   BENEFICIALLY    | 8 |SHARED VOTING POWER                                   |
|     OWNED BY      |   |0                                                     |
|                   |---|------------------------------------------------------|
|  EACH REPORTING   | 9 |SOLE DISPOSITIVE POWER                                |
|                   |   |3,993,110                                             |
|                   |---|------------------------------------------------------|
|    PERSON WITH    |10 |SHARED DISPOSITIVE POWER                              |
|                   |   |0                                                     |
|------------------------------------------------------------------------------|
|11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             |
|   | 3,993,110                                                                |
|---|--------------------------------------------------------------------------|
|12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   |
|   | CERTAIN SHARES                                                      [ ]  |
|---|--------------------------------------------------------------------------|
|13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       |
|   | 21.0% (calculated on the basis of 19,008,855 shares of voting common     |
|   | stock outstanding as of August 8, 2000 as reported on the Form 10-Q for  |
|   | the quarterly period ended June 30, 2000).                               |
|---|--------------------------------------------------------------------------|
|14 | TYPE OF REPORTING PERSON                                                 |
|   | BK                                                                       |
--------------------------------------------------------------------------------

------------------------------                   -------------------------------
|CUSIP NO.                   |        13D        |       (PAGE 3 OF 14)        |
------------------------------                   -------------------------------

--------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSONS                                                |
|   | Calder & Co.                                                             |
|   |                                                                          |
|   | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                      |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]   |
|   |                                                                (b) [ ]   |
|---|--------------------------------------------------------------------------|
| 3 | SEC USE ONLY                                                             |
|---|--------------------------------------------------------------------------|
| 4 | SOURCE OF FUNDS                                                          |
|   | OO                                                                       |
|---|--------------------------------------------------------------------------|
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        |
|   | TO ITEM 2(d) or 2(e)                                               [ ]   |
|---|--------------------------------------------------------------------------|
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                     |
|   | New York, United States                                                  |
|------------------------------------------------------------------------------|
| NUMBER OF SHARES  | 7 | SOLE VOTING POWER                                    |
|                   |   | 3,993,110                                            |
|                   |---|------------------------------------------------------|
|   BENEFICIALLY    | 8 | SHARED VOTING POWER                                  |
|     OWNED BY      |   | 0                                                    |
|                   |---|------------------------------------------------------|
|  EACH REPORTING   | 9 | SOLE DISPOSITIVE POWER                               |
|                   |   | 3,993,110                                            |
|                   |----------------------------------------------------------|
|   PERSON WITH     |10 | SHARED DISPOSITIVE POWER                             |
|                   |   | 0                                                    |
|------------------------------------------------------------------------------|
|11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             |
|   | 3,993,110                                                                |
|---|--------------------------------------------------------------------------|
|12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   |
|   | CERTAIN SHARES                                                     [ ]   |
|---|--------------------------------------------------------------------------|
|13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       |
|   | 21.0% (calculated on the basis of 19,008,855 shares of voting common     |
|   | stock outstanding as of August 8, 2000 as reported on the Form 10-Q for  |
|   | the quarterly period ended June 30, 2000).                               |
|---|--------------------------------------------------------------------------|
|14 | TYPE OF REPORTING PERSON                                                 |
|   | PN                                                                       |
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

            This Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the "Company Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 13400 Outer Drive West, Detroit, Michigan 48239.

ITEM 2.  IDENTITY AND BACKGROUND.

            This Schedule 13D is being filed by The Bank of Nova Scotia (the "Bank"), whose place of organization is Canada and whose business address is 44 King Street West, Scotia Plaza, 8th floor, Toronto, Ontario, Canada, M5H 1H1, and by Calder & Co., a partnership established to hold securities in the partnership name for the account and subject to the order of the Bank (the "Nominee") whose business address is One Liberty Plaza, New York, New York 10006. Set forth on Appendix A attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and citizenship of the directors and executive officers of the Bank. Set forth on Appendix B attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and citizenship of the partners of the Nominee.

            During the last five years, neither the Bank, nor to its knowledge, any of its directors or executive officers, nor the Nominee, nor to its knowledge, any of its partners, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            See the information set forth under "Item 4. Purpose of Transaction," which is incorporated by reference in response to this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

            In the ordinary course of its business, from 1995 through 1999, the Bank made loans and advances, and extended credit and other financial accommodations to or for the benefit of Trace International and/or Trace Foam Sub (collectively "Trace"), pursuant to, or in connection with, certain loan agreements, credit agreements, pledge agreements, security agreements, demand notes, guarantees and other agreements, instruments and documents, including without limitation the following (collectively, the "Loan Documents"): Margin Loan Credit Agreement, dated as of August 15, 1997, between Trace International and the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Second Amended and Restated Credit Agreement, dated as of December 24, 1997, between Trace International and the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Guaranty, dated July 28, 1995, by Trace International in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Demand Note, dated May 7, 1999, between Trace International and the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Amended and Restated Pledge Agreement, dated as of June 30, 1998, by Trace International in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Pledge Agreement, dated as of August 15, 1997, by Trace International in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Trace Foam Sub Guaranty, dated as of December 30, 1998, by Trace Foam Sub in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Demand Note, dated December 1, 1998, between Trace Foam Sub and the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Note Pledge Agreement, dated as of March 29, 1999, by Trace Foam Sub in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; and Borrower Pledge Agreement, dated as of May 7, 1999, made by Trace Foam Sub in favor of the Bank, as amended.

            On July 21, 1999 Trace filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.

            The Bank's claims of in excess of US $167,000,000 at the time it filed its petitions were secured by liens and security interests on certain Trace assets including, as to a portion of such claims, 3,993,110 shares of Company Common Stock.

            Pursuant to the Stipulation of Settlement (the "Settlement") between the Bank and John S. Pereira, in his capacity as the Chapter 7 Trustee of Trace (the "Trustee"), entered as an Order by the U.S. Bankruptcy Court for the Southern District of New York on October 18, 2000, and which became final and non-appealable on or about October 31, 2000, the Bank became the owner of 3,993,110 shares of Company Common Stock to be held by the Nominee.

            The Bank intends to review its investment in the Company on a continuing basis and, depending upon price and availability of Company securities, subsequent developments affecting the Company, the business and prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider decreasing the size of the Bank's investment in the Company.

            The foregoing descriptions of the Settlement and the Nominee do not purport to be complete and are qualified in their entirety by reference to the Settlement and the Calder & Co. Partnership Agreement, each of which is filed herewith as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date hereof, the Bank, through its Nominee, beneficially owns 3,993,110 of the outstanding shares of Company Common Stock. Such shares represent in the aggregate approximately 21.0% of the outstanding shares of Company Common Stock.

            (b) The Bank, through its Nominee, holds sole power to vote and to dispose of the 3,993,110 shares of Company Common Stock.

            (c) Except as described in Item 4 above, the Bank has not effected any transaction in Company Shares during the past 60 days.

            (d) No other person is known to the Bank to have the right to receive or power to direct dividends from, or proceeds from the sale of, the Company Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See the information set forth under "Item 4. Purpose of Transaction," which is incorporated by reference in response to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 - Stipulation of Settlement between John S. Pereira, in his capacity as the Chapter 7 Trustee of Trace International Holdings, Inc. and Trace Foam Sub, Inc. and The Bank of Nova Scotia, entered as an Order by the U.S. Bankruptcy Court for the Southern District of New York on October 18, 2000.

Exhibit 99.2 - Partnership Agreement of Calder & Co.

Exhibit 99.3 - Joint Filing Agreement, dated as of November 8, 2000, between The Bank of Nova Scotia and Calder & Co.

                                    SIGNATURE




            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2000





                                    THE BANK OF NOVA SCOTIA




                                    By: /s/ D. N. Gillespie
                                       ---------------------------------
                                       Name:  D. N. Gillespie
                                       Title: Manging Director

                                    SIGNATURE




            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2000





                                    CALDER & CO.




                                    By: /s/ W. R. Ebbels
                                       ---------------------------------
                                       Name:   W. R. Ebbels
                                       Title:  Partner

                                   APPENDIX A

   INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE BANK OF
                                   NOVA SCOTIA



  NAME OF CORPORATE         PRESENT POSITION WITH THE BANK        CITIZENSHIP
  OFFICERS


  Peter Cowperthwaite       Chairman of the Board and Chief        Canada
  Godsoe                    Executive Officer


  Bruce Robert Birmingham   President                              Canada


  Robert William Chisholm   Vice-Chairman, Domestic Banking        Canada


  Richard Earl Waugh        Vice-Chairman, Wealth Management       Canada
                            & International Banking


  Barry Reginald Frederick  Co-Chairman and Co-Chief              United Kingdom
  Luter                     Executive Officer, Scotia Capital


  William David Wilson      Co-Chairman and Co-Chief               Canada
                            Executive Officer, Scotia Capital


  John Francis Matthew      Senior Executive Vice-President,       Canada
  Crean                     Global Risk Management


  Robert Hartland Pitfield  Executive Vice-President and           Canada
                            Group Head, Wealth Management


  Stanley Dennis Norman     Executive Vice-President,              Canada
  Belcher                   Investment Banking Credit &
                            Credit Policy

  Robert Leslie Brooks      Executive Vice-President & Group     Canada, Ireland
                            Treasurer


  Sylvia Dolores Chrominska Executive Vice-President, Human        Canada
                            Resources


  Sarabjit S. Marwah        Executive Vice-President & Chief       Canada
                            Financial Officer


  Margaret Jean Mulligan    Executive Vice-President,              Canada
                            Systems & Operations


  William P. Sutton         Executive Vice-President, Latin        Canada
                            America, International Banking


  Albert E. Wahbe           Executive Vice-President,              Canada
                            Electronic Banking


  Warren K. Walker          Executive Vice-President,              Canada
                            Electronic Delivery


  John Adam Young           Executive Vice-President,              Canada
                            Domestic Branch Banking



The business address for Executive Officers of the Bank is:
44 King St. West, Toronto, Ontario, Canada M5H 1H1

  NAME OF CORPORATE         PRINCIPAL OCCUPATION & ADDRESS           CITIZENSHIP
  DIRECTORS


  Lloyd Ingram Barber       President Emeritus                       Canada
                            University of Regina
                            Box 510, 800 Green Avenue
                            Regina Beach, Saskatchewan, Canada
                            S0G 4C0


  Malcolm Robert Baxter     Chairman, President & CEO                Canada
                            Coast Tire & Auto Service Ltd.
                            91 Millidge Avenue
                            Saint John, N.B., Canada
                            E2K 2M3


  Ronald A. Brenneman       President & CEO                          Canada
                            Petro-Canada
                            P.O. Box 2844
                            Calgary, Alberta, Canada
                            T2P 3E3


  Choong Joong Chen         Senior Partner                           Singapore
                            Rajah & Tann
                            Advocates & Solicitors (Attorneys)
                            4 Battery Road
                            15th Floor, Bank of China Building
                            Singapore  049908


  Edwin Kendall Cork        Managing Director                        Canada
                            Sentinel Associates Ltd.
                            Suite 703, 165 University Avenue
                            Toronto, Ontario, Canada
                            M5H 3B9


  Sir Judson Graham Day     Chairman                       Canada, Great Britain
                            Hydro One Inc.
                            384 Bay Street
                            Toronto, Ontario, Canada


  Nancy Ashleigh Everett    President                                Canada
                            Royal Canadian Securities Limited
                            800 - 240 Graham Avenue
                            Winnipeg, Manitoba, Canada
                            R3M 0J1


  Maurice Keith Goodrich    Corporate Director                       Canada, USA
                            11730 Shipwatch Drive, Suite 307
                            Largo, Florida, USA
                            33774

  NAME OF CORPORATE         PRINCIPAL OCCUPATION & ADDRESS           CITIZENSHIP
  DIRECTORS

  The Honourable Henry      Chairman & President                     Canada
  N.R. Jackman              E-L Financial Corporation
                            165 University Avenue
                            Toronto, Ontario, Canada
                            M5H 3B8


  Pierre J. Jeanniot        Director General & CEO                   Canada
                            International Air Transport
                            Association
                            Route de L'Aeroport 33
                            P.O. Box 416
                            CH 1215, Geneva 15, Airport,
                            Switzerland


  John C. Kerr              Chairman & CEO                           Canada
                            Lignum Ltd.
                            1200 - 1090 W. Georgia St.
                            Vancouver, B.C., Canada
                            V6E 3V7


  Senator Michael John      Member of the Senate of Canada           Canada
  Langtry Kirby             Government of Canada
                            Suite 204, 140 Wellington Street
                            Ottawa, Ontario, Canada
                            K1A 0A4


  Laurent Lemaire           President & CEO                          Canada
                            Cascades Inc.
                            404, Marie-Victorin, C.P. 30
                            Kingsey Falls, Quebec, Canada
                            J0A 1B0


  John Thomas Mayberry      President & CEO                          Canada
                            Dofasco Inc.
                            P.O. Box 2460
                            Hamilton, Ontario, Canada
                            L8N 3J5


  The Honourable Barbara    President & CEO                          Canada
  Jean McDougall            Canadian Institute of
                            International Affairs
                            Glendon Hall
                            2275 Bayview Ave.
                            Toronto, Ontario, Canada
                            M4N 3M6


  Ian McDougall             Retired; Consultant (Part-time)           USA
                            Inco Limited
                            145 King Street West
                            Toronto, Ontario, Canada
                            M5H 4B7

  NAME OF CORPORATE         PRINCIPAL OCCUPATION & ADDRESS           CITIZENSHIP
  DIRECTORS


  Helen Anne Parker         Company Director                         Canada
                            771 - Towner Park Road
                            Sidney, B.C., Canada
                            V8L 5L7


  Elizabeth Parr-Johnston   President, University of New             Canada
                            Brunswick
                            58 Waterloo Row
                            Fredericton, N.B., Canada
                            E3B 1Y9


  Arthur Richard Andrew     Lawyer                                   Canada
  Scace                     McCarthy Tetrault
                            Suite 4700
                            Toronto-Dominion Bank Tower
                            Toronto-Dominion Centre
                            Toronto, Ontario, Canada
                            M5K 1E6


  Gerald W. Schwartz        Chairman & CEO                           Canada
                            Onex Corporation
                            161 Bay Street
                            P.O. Box 700
                            Toronto, Ontario, Canada
                            M5J 2S1


  Isadore Sharpe            Chairman & Chief Executive Officer       Canada
                            Four Seasons Hotels & Resorts
                            1165 Leslie Street
                            Toronto, Ontario, Canada
                            M3C 2K8


  Allan Cameron Shaw        Chairman & CEO                           Canada
                            The Shaw Group Limited
                            P.O. Box 996
                            Halifax, N.S., Canada
                            B3J 2X1


  Paul David Sobey          President & CEO                          Canada
                            Empire Company Limited
                            115 King Street
                            Stellarton, Nova Scotia, Canada
                            B0K 1S0

                                   APPENDIX B

              INFORMATION CONCERNING THE PARTNERS OF CALDER & CO.



         NAME OF PARTNER           PRINCIPAL OCCUPATION AND ADDRESS  CITIZENSHIP

         Vilma Pindling            Banker                              U.S.A.
                                   The Bank of Nova Scotia
                                   One Liberty Plaza, 24th Floor
                                   New York, NY  10006

         William R. Ebbels         Banker                              Canada
                                   The Bank of Nova Scotia
                                   One Liberty Plaza, 24th Floor
                                   New York, NY  10006

         Warren Goshine            Banker/Trust Officer                U.S.A.
                                   The Bank of Nova Scotia
                                   One Liberty Plaza, 23rd Floor
                                   New York, NY  10006

                                   APPENDIX C

                                INDEX OF EXHIBITS


Exhibit 99.1. Stipulation of Settlement between John S. Pereira, in his capacity as the Chapter 7 Trustee of Trace International Holdings, Inc. and Trace Foam Sub, Inc. and The Bank of Nova Scotia.

Exhibit 99.2.      Partnership Agreement of Calder & Co.

Exhibit 99.3 Joint Filing Agreement, dated as of November 8, 2000, between The Bank of Nova Scotia and Calder & Co.